Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

Interwoven Contact:	iManage Contact:
Mary Ellen Ynes	Laura Heisman
Interwoven, Inc.	iManage, Inc.
(408) 530-7043	(650) 577-6607
mynes@interwoven.com	lheisman@imanage.com

Interwoven and iManage Announcement Regarding Record Date for Stockholder Meeting

SUNNYVALE, Calif. and FOSTER CITY, Calif.—September 26, 2003—Interwoven, Inc. (Nasdaq: IWOV) and iManage, Inc. (Nasdaq: IMAN) today announced that they have not set a record date for the determination of stockholders entitled to vote on the matters to be presented at the Interwoven and iManage special meetings of stockholders. The companies intend to set such a record date in the near future. Due to a filing agent error, a document was posted on EDGAR today that incorrectly referred to a specific record date for these meetings.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with the leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations world wide including Air France, Cisco Systems, General Electric, General Motors, and Yamaha.

About iManage

Headquartered in Foster City, Calif., iManage, Inc. is a leader in collaborative document management software that enables businesses to efficiently manage and collaborate on critical business content across the extended enterprise. More than 600,000 professionals in 1,300 businesses have transformed their organizations with the iManage WorkSite solution.

NOTE: Interwoven, TeamSite, MetaTagger, OpenDeploy, TeamCode, TeamPortal, MediaBin,and the related the tagline and, logos, are trademarks or service marks of Interwoven, Inc., which may be registered in certain jurisdictions. iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc. All other trademarks are owned by their respective owners.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

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